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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual of Omaha Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha	NE	68175-1020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan Bees 402-351-6914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge St., Suite 3100	Omaha	NE	68102
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **EVAN BEES**, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), as of and for the year ended December 31, 2019, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MOIS Manager, Finance Operations

Title

Notary Public

GENERAL NOTARY - State of Nebraska
CAROL L. COLDANGHISE
My Comm. Exp. April 10, 2021

This report ** contains (check all applicable boxes):

- [x] Report of Independent Registered Public Accounting Firm.
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h].
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements].
- [x] (l) An Oath or Affirmation.
- [ ] (m) Copy of the SIPC Supplemental Report [filed separately].
- [ ] (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- [ ] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act
- [ ] (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual of Omaha Investor Services, Inc. (A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.), (the "Company"), as of December 31, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules G, H, and I listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our

opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 1996.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.
(A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
CASH AND CASH EQUIVALENTS	$3,052,944
CLEARING ACCOUNT DEPOSITS	113,783
RECEIVABLES:	
Service fees	769,135
Advisory fees	326,228
Dealer concessions & other commissions	317,209
Agent accounts	199,115
Other	604,315
Total receivables	2,216,002
OTHER ASSETS	754,889
TOTAL	$6,137,618
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued commissions and other compensation	$1,808,932
Accrued expenses and other liabilities	665,954
Payable to Affiliate	370,756
Total liabilities	2,845,642
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 7):	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000
Paid in capital	3,990,000
Accumulated deficit	(708,024)
Total stockholder's equity	3,291,976
TOTAL	$6,137,618

The accompanying notes are an integral part of the financial statements.

1. NATURE OF OPERATIONS

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, Pershing LLC, or directly through the product sponsor. The Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenues:

Dealer Concessions & Other Commissions — The Company is a party to agreements with mutual fund distributors and insurance companies ("Distributors") from which it earns dealer concessions for the sale of mutual funds, variable annuities, college savings plans ("529 Plans"), and 401K plan investments (collectively, "Investment Funds").

The Company receives consideration from the sale of Investment Funds as a percentage of the transaction amount. The Company fulfills its obligations for Investment Fund purchase transactions and recognizes revenue at the trade date. Dealer concession income is generally received within 30 days of the trade date.

The Company has contracted with a third-party clearing agent to provide transaction services, including executing and clearing trades and perform custodial duties for customers' funds and securities. The third-party clearing agent collects payment for the services from client accounts monthly and distributes it to the Company. Revenue for transaction services is recognized when the transactions occur.

Advisory Fees — The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly

and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

The Company develops financial plans for clients under individual financial planning service agreements. A single, fixed price is explicitly defined in the financial planning agreement with the client. The financial plan is developed following a planning meeting with the client. All plans are required to be delivered to the client within six months of the meeting, while most are delivered within 60 to 90 days. The Company recognizes revenue for financial planning fees when the plan is delivered to the client. Commissions paid to advisors for financial planning service are deferred until the related revenue is recognized.

Service Fees — The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. These service fees from Distributors are commonly referred to as 12b1/trail fees. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Service fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Contract Balances —The Company has receivables from contracts with customers within dealer concessions & other commissions, advisory fees, and service fees as reported on the Statement of Financial Condition. There were no impairments of these receivables for the year ended December 31, 2019.

The Company had contract liabilities related to advisory fee revenue with a carrying amount of $62,556 and $34,001 as of January 1, 2019 and December 31, 2019, respectively, included in accrued expenses and other liabilities. For the year ended December 31, 2019, the Company recognized $41,949 of revenue that was included in contract liabilities at January 1, 2019.

Distribution Costs — Distribution costs relates to commission expense paid to registered representatives and financial advisors for dealer concession, advisory fee, and service fee revenue. Commission expense is recognized when incurred.

Other Expenses — Client settlement costs related to fraudulent activities discovered during 2019 related to a financial advisor who is no longer contracted by the Company as of December 31, 2019 are included in other expenses. The total amount of these expenses was $2,732,883 for the year ended December 31, 2019, of which $570,000 was unpaid and recorded in accrued expenses and other liabilities as of December 31, 2019.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, prepaid assets, and unpaid client settlement costs. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents — The Company considers money market funds to be cash equivalents. The carrying amounts for the money market funds equals their fair value. The money market mutual funds are classified as level 1 of the fair value hierarchy as the fair values are based on quoted prices in active markets for identical securities. Total money market mutual funds included in cash and cash equivalents at December 31, 2019 were $2,800,000. The Company is holding cash of $252,944 with a financial institution owned by Mutual as of December 31, 2019.

Concentrations — A significant portion of the Company's business is with a limited number of fund companies, insurance carriers, variable product carriers, and fee-based money managers. Approximately 38% of total revenue was attributable to three of these product distributors, including United, for the year ended December 31, 2019.

Subsequent Events — The Company has evaluated subsequent events through the date the financial statements issued and has determined that there are no significant events that require adjustment to or disclosure in these financial statements.

Future Adoption of New Accounting Pronouncements — In August 2016, the FASB issued ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The guidance changes the measurement and recognition of credit losses on financial assets measured at amortized cost including receivables. The guidance replaces the requirement to recognize losses that are probable of having occurred with a requirement to recognize lifetime expected credit losses beginning at acquisition. Credit losses under the new model will consider relevant information about past events, current conditions and reasonable and supportable forecasts. The guidance, as amended by ASU 2018-19, is effective in 2020 for the Company and should be adopted on a modified retrospective approach. The Company expects the impacts upon adoption of this guidance on January 1, 2020, will be to reduce retained earnings by $20,681, net of taxes of $5,498, and reduce agent receivables by $26,179 as of January 1, 2020.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the rule. Under the rule, the Company is required to maintain a minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness, and not allow the ratio of "aggregate indebtedness" to "net capital" to exceed 15 to 1. As of December 31, 2019, net capital was $2,048,235. Required net capital was $198,082 based on aggregate indebtedness of $2,971,227 and the ratio of aggregate indebtedness to net capital was 1.5 to 1.

4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional, and other services based upon written management agreements. These costs are included in the statement of operations as follows:

Employment	$ 829,775
Communication	240,000
Training and services	276,000
Occupancy	84,000
Expense reimbursement from related parties	(272,250)

Amounts payable to Mutual and its subsidiaries were $370,756 as of December 31, 2019. Included in amounts payable to Mutual and its subsidiaries is $275,976 of expenses and administrative services paid by Mutual or its subsidiaries on the Company's behalf. Under an expense sharing agreement, the Company provides supervisory services to Mutual and its subsidiaries resulting in payments received of $272,250 for the year ended December 31, 2019. The Company settles all payables due to and from Mutual monthly.

The following is a reconciliation of other expenses as reported in the statement of operations:

Expense reimbursement from related parties	$ (272,250)
Other expenses from unrelated parties	3,378,460
Other expenses	$ 3,106,210

The Company acts as the underwriter of individual variable annuities and variable universal life products for United and Companion. This block of business was fully reinsured to Security Benefit of Topeka, Kansas in 2004 and no new policies are being solicited. The Company receives retail compensation for United and Companion group variable annuities. During the year ended December 31, 2019, the Company recorded dealer concessions revenue of $2,220,953 and a dealer concessions receivable of $178,428 related to United and Companion.

The Company receives revenue for services to Mutual supporting the strategic growth and development of the agent sales force and division offices. During the year ended December 31, 2019, the Company received fee revenues of $522,000 from Mutual.

On May 17, 2019, the Company received a cash capital contribution of $2,000,000 from Mutual through Holdings.

Transactions with related parties may not be indicative of revenues and expenses which would have occurred had the parties not been related.

5. EMPLOYEE BENEFIT PLANS

The Company participates in three plans sponsored by its ultimate parent, Mutual. These plans are a qualified noncontributory defined benefit pension plan, a 401(k) defined contribution plan, and a postretirement benefit plan that provides certain health care and life insurance benefits for retirees. Substantially all employees are eligible for the 401(k) plan, while only employees hired before 1995 are eligible for the postretirement benefit plan. Effective January 1, 2005 the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005. Employees meeting certain minimum requirements are eligible for participation in the pension plan. The Company has no legal obligation for benefits under these plans. Mutual of Omaha allocates expense amounts for these plans to the Company based on various cost allocation ratios.

The Company's share of expense for these plans, included in employment expenses for the year ended December 31, 2019, were as follows:

Defined benefit pension plan	$ 22,084
401(k) defined contribution plan	150,445

6. INCOME TAXES

The Company is included in a consolidated U.S. Corporate Income Tax Return with Mutual and certain affiliates and files state income tax returns in various jurisdictions. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense (benefit) which the Company would have incurred had it filed a separate return. There is no state income tax sharing agreement and the Company is not required to submit payment to any affiliate for the use of combined group state tax losses.

For the year-ended December 31, 2019, income tax expense consists of:

Current income tax expense	$ 3,546
Deferred income tax benefit	(485,058)
Income tax benefit	$ (481,512)

As of December 31, 2019, the Company recorded a deferred tax asset of $482,235 included in Other Assets. The Company has a current state income tax receivable of $462 included in Other Receivables as of December 31, 2019.

The effective tax rate of the Company differs from enacted tax rates due to the following items:

Income before income taxes	$ (2,294,595)
Federal income tax rate	21 %
Income tax expense at the federal rate	(481,865)
Income tax effect of:	
Nondeductible expenses	10,367
State taxes	(10,186)
Prior year taxes	172
Income tax benefit at effective tax rate	$ (481,512)

The components of deferred income taxes as of December 31, 2019, were as follows:

Expenses deductible in subsequent periods	$ 174,363
Net Operating Loss Carryover	355,097
Deferred tax assets	$ 529,460
Prepaid assets	(47,225)
Deferred tax liabilities	(47,225)
Net deferred income tax asset	$ 482,235

The above net deferred income tax asset is included in other assets on the Statement of Financial Condition.

As of December 31, 2019, the Company has a net operating loss carryforward of $1,644,856, that does not expire.

The Company classifies all interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2019, there were no accrued uncertain tax positions recorded as an income tax liability in the statements of financial condition or as income tax expense in the statements of operations.

The statute of limitations remains open for the current and three preceding calendar years. During 2019 the Internal Revenue Service initiated an audit of the Mutual of Omaha and affiliates federal consolidated income tax return for the years 2014, 2015, and 2017. No material adjustment is expected as a result of this examination.

7. COMMITMENTS AND CONTINGENCIES

The Company has provided guarantees to its clearing broker. Under the guarantees, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The guarantee is for six years ending in 2020 and the maximum exposure is equal to pending trades. Unsecured amounts in accounts introduced by the Company were insignificant as of December 31, 2019. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded in the Company's financial statements for these contingent liabilities. If the Company had unsecured amounts, they would be deducted from its net capital in accordance with Rule 15c3-1.

Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses in these various lawsuits are meritorious and the eventual outcome will not have a material effect on the Company's financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have reviewed management's statements, included in the accompanying "The Exemption Report", in which (1) Mutual of Omaha Investor Services, Inc. (A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.), (the "Company"), identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019, except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2020

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have performed the procedures enumerated below, which were agreed to by Mutual of Omaha Investor Services, Inc. (A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.), (the "Company"), and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences
2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the